UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

MEDBOX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

584051D 100
(CUSIP Number)

Vincent Mehdizadeh
6700 Fallbrook Ave., Suite 289
 West Hills, CA 91307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Names of Reporting Persons.
Vincent Chase, Incorporated
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
23,324,445 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
23,324,445 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
23,324,445 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
51.3% (2)
14. Type of Reporting Person
CO

(1)  Includes 10,000,000 shares of the Common Stock issuable upon conversion at any time of Series A Preferred Stock at a rate of one share of Series A Preferred Stock into five shares of Common Stock.
(2)  The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014 and 45,442,517 on a fully diluted basis.  .

1. Names of Reporting Persons.
PVM International, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,032,053

8. Shared Voting Power
0

9. Sole Dispositive Power
3,031,553

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,032,053
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.68% (1)
14. Type of Reporting Person
CO

(1)  The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014 and 45,442,517 on a fully diluted basis.

1. Names of Reporting Persons.
Vincent Mehdizadeh
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
26,356,498 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
26,356,498 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,356,498
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
58.0% (2)
14. Type of Reporting Person
IN

(1)  Includes 23,324,445 shares of Common Stock beneficially owned by Vincent Chase, Incorporated, which includes 10,000,000 shares of Common Stock issuable upon conversion at any time of Series A Preferred Stock at a rate of one share of Series A Preferred Stock into five shares of Common Stock, and 3,032,553 shares of Common Stock held by PVM International, Inc.
(2)  The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014 and 45,442,517 on a fully diluted basis.

This Amendment No. 3 amends and supplements the Schedule 13D originally filed on July 11, 2014, as amended on September 4, 2014 and December 23, 2014 (“Original Schedule 13D”), by Vincent Chase, Incorporated (“VCI”), PVM International, Inc. (“PVMI”) and Mr. Vincent Mehdizadeh (collectively, the “Reporting Person”), relating to the class of common stock, par value $0.001 per share (“Common Stock”) of Medbox, Inc., a California corporation (“Issuer”).  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 4.                Purpose of Transaction

This Amendment supplements Item 2 of the Original Schedule 13D by adding the following:

The Definitive Information Statement filed by the Reporting Person with the SEC on January 9, 2015 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.                Interest in Securities of the Issuer

This amendment revises Item 5 of the Original Schedule 13D as set forth below:

(a)           VCI beneficially owns 23,324,445 shares of Common Stock, including 10,000,000 shares of Common Stock issuable upon the conversion at any time of shares of Series A Preferred Stock at the rate of one share of Series A Preferred Stock into five shares of Common Stock, which represents approximately 57.7% of the Issuer’s outstanding shares of Common Stock.  PVMI beneficially owns 3,032,053 shares of Common Stock, which represents approximately 6.68% of the Issuer’s outstanding shares of Common Stock.  Vincent Mehdizadeh controls both VCI and PVMI, and has sole voting and dispositive power over the securities held by each.  As such, Mr. Mehdizadeh may be deemed to beneficially own 26,356,498 shares of Common Stock, which represents approximately 58.0% of the outstanding shares of Common Stock.

(b)           All of VCI’s shares are held directly by VCI, and VCI may be deemed to hold sole voting and dispositive power over 23,324,445 shares of Common Stock beneficially owned by VCI.  All of PVMI’s shares are held directly by PVMI, and PVMI may be deemed to hold sole voting and dispositive power over 3,032,053 shares of Common Stock beneficially owned by PVMI.   Mr. Mehdizadeh controls VCI and PVMI and has sole voting and dispositive power over the securities held by each.

(c)           Since the filing of the last Amendment, PVMI has sold additional shares of Common Stock in open market transactions pursuant to a trading plan adopted under Rule 10b5-1 of the Exchange Act, as set forth on Attachment A.  Other than the foregoing transactions, Mr. Mehdizadeh, VCI and PVMI have not effected any other transactions in the Common Stock during the past sixty days.

Item 7.                 Material to be Filed as Exhibits

Exhibit No.                      Description

99.1                                  Definitive Information Statement, dated January 9, 2015.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 12, 2015.

VINCENT CHASE, INCORPORATED
By: /s/ Vincent Mehdizadeh
Vincent Mehdizadeh, President

PVM INTERNATIONAL, INC.
By: /s/ Vincent Mehdizadeh
Vincent Mehdizadeh, President

/s/ Vincent Mehdizadeh

ATTACHMENT A

PVMI Sales of MDBX Common Stock

Date		Issuer	# Shares	Price	Proceeds
10/01	Sold	MEDBOX INC: MDBX	(500.0000)	9.3500	4,639.90
10/02	Sold	MEDBOX INC: MDBX	(500.0000)	9.1100	4,519.90
10/03	Sold	MEDBOX INC: MDBX	(500.0000)	9.0100	4,469.90
10/06	Sold	MEDBOX INC: MDBX	(500.0000)	9.2000	4,564.90
10/07	Sold	MEDBOX INC: MDBX	(500.0000)	9.1600	4,544.90
10/08	Sold	MEDBOX INC: MDBX	(500.0000)	8.8800	4,404.90
10/09	Sold	MEDBOX INC: MDBX	(500.0000)	9.0100	4,469.90
10/10	Sold	MEDBOX INC: MDBX	(500.0000)	9.4500	4,689.90
10/13	Sold	MEDBOX INC: MDBX	(500.0000)	8.5100	4,219.91
10/14	Sold	MEDBOX INC: MDBX	(500.0000)	8.9700	4,449.90
10/15	Sold	MEDBOX INC: MDBX	(500.0000)	8.5720	4,250.91
10/16	Sold	MEDBOX INC: MDBX	(500.0000)	8.7500	4,339.90
10/17	Sold	MEDBOX INC: MDBX	(500.0000)	8.7935	4,361.65
10/20	Sold	MEDBOX INC: MDBX	(500.0000)	8.8900	4,409.90
10/21	Sold	MEDBOX INC: MDBX	(500.0000)	10.4857	5,207.73
10/22	Sold	MEDBOX INC: MDBX	(500.0000)	11.3400	5,634.87
10/23	Sold	MEDBOX INC: MDBX	(500.0000)	11.0600	5,494.88
10/24	Sold	MEDBOX INC: MDBX	(500.0000)	11.2000	5,564.88
10/27	Sold	MEDBOX INC: MDBX	(500.0000)	11.4000	5,664.87
10/29	Sold	MEDBOX INC: MDBX	(500.0000)	13.5100	6,719.85
10/30	Sold	MEDBOX INC: MDBX	(500.0000)	13.2000	6,564.85
10/31	Sold	MEDBOX INC: MDBX	(500.0000)	13.9500	6,939.85
11/03	Sold	MEDBOX INC: MDBX	(500.0000)	13.8500	6,889.85
11/04	Sold	MEDBOX INC: MDBX	(500.0000)	12.4600	6,194.86
11/05	Sold	MEDBOX INC: MDBX	(500.0000)	11.7500	5,839.87
11/06	Sold	MEDBOX INC: MDBX	(500.0000)	9.4300	4,679.90
11/07	Sold	MEDBOX INC: MDBX	(500.0000)	10.3720	5,150.89
11/10	Sold	MEDBOX INC: MDBX	(500.0000)	10.7500	5,339.88
11/11	Sold	MEDBOX INC: MDBX	(500.0000)	9.9500	4,939.89
11/12	Sold	MEDBOX INC: MDBX	(500.0000)	9.7200	4,824.89
11/13	Sold	MEDBOX INC: MDBX	(500.0000)	9.2000	4,564.90
11/14	Sold	MEDBOX INC: MDBX	(500.0000)	10.0500	4,989.89
11/17	Sold	MEDBOX INC: MDBX	(500.0000)	9.0800	4,504.90
11/18	Sold	MEDBOX INC: MDBX	(500.0000)	8.9000	4,414.90
11/19	Sold	MEDBOX INC: MDBX	(500.0000)	8.8200	4,374.90
11/20	Sold	MEDBOX INC: MDBX	(500.0000)	8.7600	4,344.90
11/21	Sold	MEDBOX INC: MDBX	(500.0000)	9.1400	4,534.90
11/24	Sold	MEDBOX INC: MDBX	(500.0000)	9.0500	4,525.00
11/25	Sold	MEDBOX INC: MDBX	(500.0000)	9.4400	4,720.90
11/26	Sold	MEDBOX INC: MDBX	(500.0000)	9.1000	4,550.00
11/28	Sold	MEDBOX INC: MDBX	(500.0000)	8.9521	4,476.05
12/01	Sold	MEDBOX INC: MDBX	(500.0000)	8.8180	4,409.00
12/02	Sold	MEDBOX INC: MDBX	(500.0000)	8.6300	4,315.00
12/03	Sold	MEDBOX INC: MDBX	(500.0000)	8.1500	4,075.00
12/04	Sold	MEDBOX INC: MDBX	(500.0000)	7.9000	3,950.00
12/05	Sold	MEDBOX INC: MDBX	(500.0000)	8.1500	4,075.00
12/08	Sold	MEDBOX INC: MDBX	(500.0000)	7.9700	3,985.00
12/09	Sold	MEDBOX INC: MDBX	(500.0000)	7.5500	3,77500
12/10	Sold	MEDBOX INC: MDBX	(500.0000)	7.4000	3,700.00
12/11	Sold	MEDBOX INC: MDBX	(500.0000)	7.3800	3,690.00
12/12	Sold	MEDBOX INC: MDBX	(500.0000)	5.7024	2,512.00
12/15	Sold	MEDBOX INC: MDBX	(500.0000)	5.3340	2,667.00
12/16	Sold	MEDBOX INC: MDBX	(500.0000)	5.1900	2,595.00
12/17	Sold	MEDBOX INC: MDBX	(500.0000)	4.7300	2,365.00
12/18	Sold	MEDBOX INC: MDBX	(500.0000)	6.7500	3,375.00
12/19	Sold	MEDBOX INC: MDBX	(500.0000)	7.6650	3,832.500
12/22	Sold	MEDBOX INC: MDBX	(500.0000)	7.2500	3,625.00
12/23	Sold	MEDBOX INC: MDBX	(500.0000)	6.7100	3,355.00
12/24	Sold	MEDBOX INC: MDBX	(500.0000)	6.3000	3,150.00
12/29	Sold	MEDBOX INC: MDBX	(500.0000)	5.9000	2,950.00
12/30	Sold	MEDBOX INC: MDBX	(500.0000)	5.1100	2,555.00
12/31	Sold	MEDBOX INC: MDBX	(500.0000)	6.3400	3,170.00
01/02	Sold	MEDBOX INC: MDBX	(500.0000)	5.8500	2,925.00
01/05	Sold	MEDBOX INC: MDBX	(500.0000)	6.3600	3,180.00

EXHIBIT INDEX

Exhibit No.                      Description                                                                           Page No.

99.1                                  Definitive Information Statement, dated January 9, 2015.